March 5, 2009

David Becker
EVP and Chief Financial Officer
Middlebrook Pharmaceuticals, Inc.
20425 Seneca Meadows Parkway
Germantown, MD 20876

Re: Middlebrook Pharmaceuticals, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2007
     Form 10-Q for the Quarterly Period Ended September 30, 2008
     File No. 0-50414

Dear Mr. Becker:

    We have reviewed your January 16, 2009 response to our December 4, 2008 letter and have the following comments. In our comments we ask you to provide us with information so we may better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the year ended December 31, 2007

Critical Accounting Policies and Estimates
Revenue Recognition, page 39

    1. In your proposed revised disclosure, quantify and discuss the effect that changes in your estimates of these items, i.e. product returns, chargebacks, customer rebates and other discounts and allowances, had on your account balances. If true, state that there have been no material revisions to these estimates.

    2. With regards to your proposed disclosure regarding distribution fees, clarify the last sentence as to why there is a timing difference with regards to when the deductions are taken by the wholesalers which contributed to the increase in the reserve balance at December 31, 2007 from December 31, 2006. Also, the disclosure references "reserves for wholesaler rebates" which appears to be inaccurate as the discussion is related to distribution service fees. Please clarify your proposed disclosure accordingly or advise.

David Becker
Middlebrook Pharmaceuticals, Inc.
March 5, 2009
Page 2

3.   With regards to the rollforward provided in your response, please revise to clarify what the hyphen (-) related to the provision/(benefit) for sales in prior periods means. If it represents zero, please revise to indicate in the disclosure. Also clarify in the disclosure why there is no provision/(benefit) for sales in prior periods for all three years presented.

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant